

Mail Stop 3561

September 13, 2010

Via U.S. Mail

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

>   **Re: Navios Maritime Holdings Inc.**
>   **Form 20-F for the year ended December 31, 2009**
>   **Filed March 16, 2010**
>   **File No. 001-33311**

Dear Ms. Frangou:

We have reviewed your response dated September 1, 2010 and have the following comments.
Unless otherwise indicated, we think you should revise your document in future filings in
response to these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with information so
we may better understand your disclosure. After reviewing this information, we may raise
additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have
about our comments or any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Your response should be
submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond
within ten (10) business days.

<u>Form 6-K filed August 23, 2010</u>
<u>Period over Period Comparisons of Navios Holdings, page 11</u>
<u>For the Three Month Period ended June 30, 2010 compared to the Three Month Period ended June 30, 2009, page 11</u>
<u>For the Six Month Period ended June 30, 2010 compared to the Six Month Period ended June 30, 2009, page 14</u>
<u>Equity in net earnings of affiliated companies, pages 14 and 18</u>

1. We note from the discussion on pages 14 and 18 of MD&A that the increase in the equity in earnings from affiliates during both the three and six month periods ended June 30, 2010 as compared to the comparable periods of the prior year was due mainly to the additional deferred gain recognized in the statements of income following Navios Partners public equity offering of 4,025,000 and 5,175,000 common units in February and May of 2010. Please tell us and revise MD&A in future filings to explain the nature of the "deferred gain" recognized in equity in earnings in connection with the public offering of Navios Partners common units and explain how the amount recognized in earnings was calculated or determined.

<u>Note 3: Acquisition/Reincorporation, page F-17</u>

2. Please tell us and explain in Note 3 in future filings how the fair value of Navios Acquisition of $155,788 at May 28, 2010 was determined. Your response should also explain in further detail how the gain of $17.7 million recognized in connection with the change in control was determined. Furthermore, please tell us why the $95,232 allocated to Navios Holdings investment in Navios Acquisition represents 61.1% of the fair value at the date of acquisition when Navios Holdings ownership percentage was 57.3%. We may have further comment upon receipt of your response.

<u>Acquisition of Horamar Group, page F-18</u>

3. Please tell us and revise Note 3 to explain how the shares released from escrow in June 2010 related to the Horamar acquisition were valued in the company's financial statements. Your response should include the method and all relevant assumptions used in determining the fair value of the shares released from escrow during 2010 and indicate whether an independent valuation specialist was used in such determination, since the shares of Navios Logistics are not publicly traded. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

        Sincerely,

        Linda Cvrkel
        Branch Chief